

Exhibit I
Page 1 of 16

SECURI  IISSION

03013087

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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hours per response......12.00

SEC FILE NUMBER
8- 50681

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/02_____ AND ENDING _____12/31/02_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parchman, Vaughan & Co., LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

717 Light Street, 2nd Floor
(No. and Street)

Baltimore, Maryland 21202

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ms. Lara Vaughan-Gordon, CEO   410-244-8973
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wooden & Benson, Chartered
(Name – *if individual, state last, first, middle name*)

100 W. Pennsylvania Avenue, Baltimore, MD, 21204

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C. FEB 27 2003 813

PROCESSED

MAR 13 2003

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

MAR 1 2 2003

OATH OR AFFIRMATION

I, _____Todd Parchman_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Parchman, Vaughan & Co., LLC_____ , as of _____December 31_____, 20 02____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                    Signature

_____
Chairman
                                    Title

_____
    Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FORM X-17A-5	FOCUS REPORT
	(Financial and Operational Combined Uniform Single Report)
	Part IIA Quarterly 17a-5(a)
	INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic ⦿   Alternate ○ [0011]

Name of Broker Dealer: <u>PARCHMAN, VAUGHAN & COMPANY, L</u> [0013]

SEC File Number: 8- <u>50681</u> [0014]

Address of Principal Place of Business: <u>717 LIGHT STREET</u> [0020]

<u>BALTIMORE</u> <u>MD</u> <u>21230</u>
[0021] [0022]   [0023]

Firm ID: <u>44390</u> [0015]

For Period Beginning <u>10/01/2002</u> [0024]   And Ending <u>12/31/2002</u> [0025]

Name and telephone number of person to contact in regard to this report:

Name: <u>LARA N. VAUGHAN, CEO</u> [0030]   Phone: <u>(410)244-8973</u> [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____ [0032]   Phone: _____ [0033]

Name: _____ [0034]   Phone: _____ [0035]

Name: _____ [0036]   Phone: _____ [0037]

Name: _____ [0038]   Phone: _____ [0039]

Does respondent carry its own customer accounts?   Yes ○ [0040]   No ⦿ [0041]

Check here if respondent is filing an audited report   ☐ [0042]

- 10 -

ASSETS

Consolidated ○ [0198]   Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	30,680 [0200]		30,680 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	5,670 [0424]		
	E. Spot commodities	[0430]		5,670 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost			
		[0130]		
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]

- 11 -

A.   Exempted
       securities

_____
              [0150]

B.   Other securities

_____
              [0160]

7.   Secured demand notes
     market value of collateral:

			0
	[0470]	[0640]	[0890]

A.   Exempted
       securities

_____
              [0170]

B.   Other securities

_____
              [0180]

8.   Memberships in
     exchanges:

A.   Owned, at market

_____
              [0190]

B.   Owned, at cost

	[0650]	

C.   Contributed for
       use of the
       company, at
       market value

	0
[0660]	[0900]

9.   Investment in and
     receivables from affiliates,
     subsidiaries and
     associated partnerships

			0
	[0480]	[0670]	[0910]

10. Property, furniture,
     equipment, leasehold
     improvements and rights
     under lease agreements,
     at cost-net of
     accumulated depreciation
     and amortization

			0
	[0490]	[0680]	[0920]

11. Other assets

		26,850	26,850
	[0535]	[0735]	[0930]

12. **TOTAL ASSETS**

	36,350	26,850	63,200
	[0540]	[0740]	[0940]

- 12 -

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	11,535 [1205]	[1385]	11,535 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders	[0970]		
	2. Includes equity subordination (15c3-1(d)) of	[0980]		
	B. Securities borrowings, at market value:		[1410]	0 [1720]

from outsiders

      [0990]

C.   Pursuant to secured demand note collateral agreements:

		0
	[1420]	[1730]

1.   from outsiders

      [1000]

2.   Includes equity subordination (15c3-1(d)) of

      [1010]

D.   Exchange memberships contributed for use of company, at market value

		0
	[1430]	[1740]

E.   Accounts and other borrowings not qualified for net capital purposes

			0
[1220]		[1440]	[1750]

20.

TOTAL LIABLITIES	11,535	0	11,535
	[1230]	[1450]	[1760]

Ownership Equity

	Total
21. Sole proprietorship	
	[1770]
22. Partnership (limited partners _____ [1020])	51,665
	[1780]
23. Corporations:	
A. Preferred stock	
	[1791]
B. Common stock	
	[1792]
C. Additional paid-in capital	
	[1793]

- 14 -

D.	Retained earnings	
		[1794]
E.	Total	0
		[1795]
F.	Less capital stock in treasury	
		[1796]

24.   **TOTAL OWNERSHIP EQUITY**

51,665
[1800]

25.   **TOTAL LIABILITIES AND OWNERSHIP EQUITY**

63,200
[1810]

STATEMENT OF INCOME (LOSS)

Period Beginning <u>10/01/2002</u>   Period Ending <u>12/31/2002</u>   Number of months _____3
[3932]   [3933]   [3931]

REVENUE

1. Commissions:

   a. Commissions on transactions in exchange listed equity securities executed on
       an exchange   _____
                                                                                              [3935]

   b. Commissions on listed option transactions   _____
                                                                                              [3938]

   c. All other securities commissions   _____
                                                                                              [3939]

   d. Total securities commissions   _____0
                                                                                              [3940]

2. Gains or losses on firm securities trading accounts

   a. From market making in options on a national securities exchange   _____
                                                                                              [3945]

   b. From all other trading   _____
                                                                                              [3949]

   c. Total gain (loss)   _____0
                                                                                              [3950]

3. Gains or losses on firm securities investment accounts   _____
                                                                                              [3952]

4. Profit (loss) from underwriting and selling groups   _____
                                                                                              [3955]

5. Revenue from sale of investment company shares   _____
                                                                                              [3970]

6. Commodities revenue   _____
                                                                                              [3990]

7. Fees for account supervision, investment advisory and administrative services   _____
                                                                                              [3975]

8. Other revenue   _____210,034
                                                                                              [3995]

9. Total revenue   _____210,034
                                                                                              [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder
    officers   _____
                                                                                              [4120]

11. Other employee compensation and benefits   _____19,098
                                                                                              [4115]

12. Commissions paid to other broker-dealers   _____
                                                                                              [4140]

13. Interest expense   _____
                                                                                              [4075]

- 16 -

a. Includes interest on accounts subject to
subordination agreements _____ [4070]

14. Regulatory fees and expenses _____ [4195]

15. Other expenses _____43,262 [4100]

16. Total expenses _____62,360 [4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16) _____147,674 [4210]

18. Provision for Federal Income taxes (for parent only) _____ [4220]

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above _____ [4222]

a. After Federal income taxes of _____ [4238]

20. Extraordinary gains (losses) _____ [4224]

a. After Federal income taxes of _____ [4239]

21. Cumulative effect of changes in accounting principles _____ [4225]

22. Net income (loss) after Federal income taxes and extraordinary items _____147,674 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items _____95,026 [4211]

- 17 -

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- _____ [4335A]	_____ [4335A2]	_____ [4335B]
8- _____ [4335C]	_____ [4335C2]	_____ [4335D]
8- _____ [4335E]	_____ [4335E2]	_____ [4335F]
8- _____ [4335G]	_____ [4335G2]	_____ [4335H]
8- _____ [4335I]	_____ [4335I2]	_____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

- 18 -

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 51,665 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 51,665 [3500]

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — 0 [3520]

   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

   0 [3525]

5. Total capital and allowable subordinated liabilities — 51,665 [3530]

6. Deductions and/or charges:

   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) — 26,850 [3540]

   B. Secured demand note deficiency — [3590]

   C. Commodity futures contracts and spot commodities - proprietary capital charges — [3600]

   D. Other deductions and/or charges — [3610]

   -26,850 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

   0 [3630]

8. Net capital before haircuts on securities positions — 24,815 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

- 19 -

A. Contractual securities
    commitments   [3660]

B. Subordinated securities
    borrowings   [3670]

C. Trading and investment
    securities:

    1. Exempted securities   [3735]

    2. Debt securities   [3733]

    3. Options   [3730]

    4. Other securities   [3734]

D. Undue Concentration   [3650]

E. Other (List)

    _____ [3736A]   _____ [3736B]

    _____ [3736C]   _____ [3736D]

    _____ [3736E]   _____ [3736F]

                               0   0
                          [3736]   [3740]

10. Net Capital   24,815
                                                     [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)   769
                                                                 [3756]

12. Minimum dollar net capital requirement of reporting broker or   5,000
    dealer and minimum net capital requirement of subsidiaries   [3758]
    computed in accordance with Note(A)

13. Net capital requirement (greater of line 11 or 12)   5,000
                                                                 [3760]

14. Excess net capital (line 10 less 13)   19,815
                                                                 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)   23,661
                                                                 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

- 20 -

16. Total A.I. liabilities from Statement of
Financial Condition
11,535
[3790]

17. Add:

    A. Drafts for immediate credit
[3800]

    B. Market value of securities
borrowed for which no equivalent
value is paid or credited
[3810]

    C. Other unrecorded amounts(List)

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]
0	0
[3820]	[3830]

19. Total aggregate indebtedness
11,535
[3840]

20. Percentage of aggregate indebtedness
to net capital (line 19 / line 10)
% 46
[3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance
with Rule 15c3-1(d)
% 0
[3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]					
	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]					
	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]					
	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]					
	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]					
	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]					
	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]					
	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]					
	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]					
	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]					
	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	0		
		$	[4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2) (iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period

           40,914 [4240]

    A.   Net income (loss)

           147,674 [4250]

    B.   Additions (includes non-conforming capital of   [4262])   [4260]

    C.   Deductions (includes non-conforming capital of   [4272])   -136,923 [4270]

2. Balance, end of period (From item 1800)

           51,665 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period

           [4300]

    A.   Increases

           [4310]

    B.   Decreases

           [4320]

4. Balance, end of period (From item 3520)

           0 [4330]

Note: No significant differences exist between the above computation of net capital under Rule 15c3.1 and that filed with the corporation's December 31, 2002 Focus Part IIA Report.

- 24 -

Exhibit II

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

STATEMENT PERTAINING TO EXEMPTIVE
PROVISIONS UNDER 15c3-3(k)
DECEMBER 31, 2002

Computation for Determination of Reserve
Requirement Under Exhibit A
of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

Information Relating to Possession
and Control Requirements
Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).



CHARTERED
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Accountants on
Internal Control as Required by SEC Rule 17a-5

To the Members
Parchman, Vaughan & Co., LLC
Baltimore, Maryland

In planning and performing our audit of the financial statements of Parchman, Vaughan & Co., LLC for the year ended December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Parchman, Vaughan & Co., LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wooden & Benson

February 14, 2002
Baltimore, Maryland



PARCHMAN, VAUGHAN & CO., LLC
BALTIMORE, MARYLAND

INDEPENDENT AUDITOR'S REPORT,
FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2002

PARCHMAN, VAUGHAN & CO., LLC
BALTIMORE, MARYLAND

DECEMBER 31, 2002

Table of Contents



CHARTERED
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Members
Parchman, Vaughan & Co., LLC
Baltimore, Maryland

We have audited the statement of financial condition of Parchman, Vaughan & Co., LLC as of December 31, 2002, and the related statements of income and comprehensive income, members' capital and accumulated other comprehensive income and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parchman, Vaughan & Co., LLC as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wooden & Benson

February 14, 2003
Baltimore, Maryland

100 W. PENNSYLVANIA AVENUE, BALTIMORE, MARYLAND 21204
TELEPHONE: (410) 825-4860   Web Address: www.woodenbenson.com   E-MAIL: info@woodenbenson.com   FAX: (410) 828-1419

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

Assets

Cash	$30,680
Accounts receivable	21,412
Investment at market value, cost $6,426 (Note 2)	5,670
Office furniture and equipment, net of accumulated depreciation of $27,695 (Note 1)	5,438
Total assets	$63,200

Liabilities and Members' Capital

Liabilities

Accounts payable	$ 3,435
Payable to special member (Note 4)	8,100
Total liabilities	11,535

Members' Capital

Accumulated other comprehensive loss	(756)
Members' equity	52,421
Total members' capital	51,665
Total liabilities and members' capital	$63,200

The accompanying notes to financial statements are an integral part of these statements.

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

<u>Revenue</u>

Fee income	$414,500
Interest income	303
Total revenue	414,803

<u>Expenses</u>

Salary and benefits	62,043
General and administrative	113,612
Occupancy (Note 4)	22,520
Depreciation	4,342
Total expenses	202,517
Net income	212,286
Other comprehensive income - net unrealized loss on securities available for sale	(1,782)
Comprehensive income	$210,504

The accompanying notes to financial statements are an integral part of these statements.

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

**STATEMENT OF MEMBERS' CAPITAL
AND ACCUMULATED OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002**

	Accumulated Other Comprehensive Income	Members' Equity
Balance - December 31, 2001	$ 1,026	$ 25,235
Net income	-	212,286
Distributions	-	(185,100)
Net unrealized loss on securities available for sale	(1,782)	-
Balance - December 31, 2002	$ (756)	$ 52,421

The accompanying notes to financial statements are an integral part of these statements.

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities	
Fees received	$398,057
Interest received	303
Cash paid for operating expenses	(140,890)
Cash paid to employees	(62,043)
Net cash provided by operating activities	195,427
Cash Flows from Investing Activities	
Purchase of equipment	(1,817)
Cash Flows from Financing Activities	
Distributions to members	(185,100)
Net increase in cash	8,510
Cash - beginning of year	22,170
Cash - end of year	$ 30,680

Reconciliation of Net Income to
Net Cash Provided by Operating Activities

Net income	$212,286
Adjustments	
Depreciation	4,342
Increase in accounts receivable	(16,443)
Decrease in accounts payable	(4,758)
Net cash provided by operating activities	$195,427

The accompanying notes to financial statements are an integral part of these statements.

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 -   Significant Accounting Policies
        Parchman, Vaughan & Co., LLC (the Company), a Maryland limited liability company, is an investment banking firm that primarily provides private placement, merger and acquisition and other financial advisory services to corporations. The Company is a member of the National Association of Securities Dealers (NASD) and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company's accounting records are maintained on the accrual basis. The accounting and tax year is the calendar year.

        The Company is comprised of two different classes of members. A schedule of the Company's members and their respective ownership percentages and account balances for the year ended December 31, 2002 was as follows:

Regular	Special	Total
100.0%	0.0%	100.0%
$184,603	$(132,182)	$52,421

        In accordance with the operating agreement, unless sooner terminated, the LLC shall continue to be in existence until December 31, 2025. The agreement also states that Members are not obligated to restore negative capital accounts.

        The Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and their related disclosures to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash
        For purposes of the statement of cash flows, cash includes deposits in a financial institution.

Fixed Assets and Depreciation
        Office furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over an estimated useful life of five or seven years. Depreciation expense for the year ended December 31, 2002 was $4,342.

Income Taxes
        Income or loss is includable in the income tax returns of the individual members; therefore, no income tax provision has been provided in the accompanying financial statements.

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 2 - Investments

Investments are presented in the financial statements at market value for the year ended December 31, 2002.

	Cost	Fair Value	Unrealized Appreciation
Common stock	$6,426	$5,670	$(756)

Note 3 - Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such balances may be in excess of the FDIC insurance limit.

Note 4 - Commitments and Contingencies

Leasing Arrangements

The Company leases office space under an operating lease agreement that is renewable annually. Rent expense of $22,520 was charged to operations for the year ended December 31, 2002. Minimum annual lease commitments through December 31, 2003 are approximately $21,600.

The Company leases vehicles for two of its members under operating lease agreements that expire in April, 2005. Rent expense of $19,221 was charged to operations for the year ended December 31, 2002.

Special Member

In accordance with the operating agreement of the Company, compensation will be made to its Special Member based upon percentages of gross revenues earned. Amounts earned by the Special Member for the year ended December 31, 2002 were $20,100. At December 31, 2002, the Company owed its Special Member $8,100.

Note 5 - Pension Plan

The Company participates in a 401(k) Retirement Plan and Trust. The Plan covers all employees age twenty-one and over who have completed one year of service with the Company. There are no contributions made by the employees. The Company did not make a contribution to this plan during the year ended December 31, 2002.

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 6 -   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital and net capital requirements of approximately $24,815 and $5,000, respectively. The Company's net capital ratio was .46 to 1.

PARCHMAN, VAUGHAN & CO., LLC
BALTIMORE, MARYLAND

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2002